Exhibit (a)(1)

May 8, 2013

Dear Shareholder:

On April 24, 2013, CNL Lifestyle Properties, Inc. (the “Company”) learned that a portion of the Company’s shares were identified for acquisition through REIT Exchange Fund, Inc. (RXF’s) commencement of a tender offer for up to 31,318,324 shares of the Company’s common stock (the “Shares”) at an exchange ratio of 0.2924 shares of RXF common stock, per share of the Company’s common stock (the “Exchange Offer”).

RXF is a newly-organized, non-diversified, closed-end management investment company, which in its registration statement, including its prospectus, (the “RXF Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) states that its primary investment objective is to generate high current and capital appreciation by investing in diversified real estate assets through the acquisition of shares of certain registered real estate investment trusts (the “Selected REITs”).

After discussion, the Company’s Board of Directors (the “Board”) has determined that it is unable to take a position with respect to the Exchange Offer and, therefore, is not making a recommendation with respect to it.

The Board’s decision was made after carefully considering several factors, including the following:

—	Possible Lack of Diversification. The RXF Prospectus does not provide any support for RXF’s ability to make investments beyond the Exchange Offer. Further, the disclosures in the RXF Prospectus assume full proportionate exchange of shares with each of the Selected REITs; however, there can be no assurance that RXF’s tender offer for shares of the Selected REITs will result in the diversification outlined in the Prospectus.
—	RXF’s Advisor’s Limited Due Diligence of the Selected REITs. The RXF Prospectus contains no detailed information on the financial and operating data of the Selected REITs. There is also no indication that anything other than the most cursory due diligence of the Selected REITs has been made by Spring Asset Management, LLC, RXF’s advisor (the “RXF Advisor”). Neither has RXF Advisor performed a net asset value (“NAV”) analysis on shares of each of the Selected REITs. Investors participating in the Exchange Offer would experience an immediate loss in the value of their investment, if a future NAV analysis determines a lower value for shares of any of the Selected REITs than used in the exchange ratio.

—	No Support for RXF’s Ability to Pay Dividends. The RXF Prospectus does not contain any historical or forecasted combined financial information to support RXF’s ability to maintain or pay the distribution rate of $1.75 per share that the Prospectus discloses has been authorized by RXF’s Board of Directors. In addition, the proposed annual management fees assessed by RXF of 1.25 percent coupled with the internal fees and costs of RXF may reduce the ability of RXF to maintain the distribution rate.
—	Lack of Certainty of Stock Exchange Listing. The RXF Prospectus discloses an intent to list RXF’s common stock on the New York Stock Exchange (“NYSE”), however there is no discussion of the requirements to list on the NYSE, how RXF intends to meet those requirements, or how long it may take to list the stock.
—	Shareholder Tax Consequences of the Exchange Offer. If the value of the Company’s Shares is deemed to be different from the market value of the RXF common stock received pursuant to the Exchange Offer, the exchange may be considered a taxable event.

TO REJECT AN OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS THAT MAY BE SENT TO YOU.

PLEASE CONSULT WITH YOUR FINANCIAL AND TAX ADVISORS BEFORE MAKING ANY DECISIONS AFFECTING YOUR INVESTMENT. If you are interested in selling your shares, there may be other options available to you.

We appreciate the opportunity to be the steward of your investment. If you have any questions regarding this Exchange Offer, we urge you to call CNL Client Services toll free at (866) 650-0650.

Sincerely,

/s/ Tom K. Sittema	/s/ Stephen H. Mauldin
Tom K. Sittema	Stephen H. Mauldin
Vice Chairman of the Board	President & Chief Executive Officer